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EXHIBIT 99.5

TODHUNTER INTERNATIONAL, INC.
SHARES OF COMMON STOCK
OFFERED PURSUANT TO RIGHTS DISTRIBUTED TO HOLDERS OF RECORD OF
COMMON STOCK OF TODHUNTER INTERNATIONAL, INC.

[                        ], 2004

To Securities Dealers, Commercial Banks, Trust Companies and Other Nominees:

        This letter is being distributed to securities dealers, commercial banks, trust companies, and other nominees in connection with the rights offering (the "Rights Offering") by Todhunter International, Inc., a Delaware corporation (the "Company"), of subscription rights ("Rights") distributed to the Company's holders of record of common stock, par value $0.01 per share ("Common Stock"), as of the close of business on [                        ], 2004 (the "Record Date") to subscribe for and purchase shares of its Common Stock. The Rights are described in detail in the Company's Prospectus, dated [                        ], 2004 (the "Prospectus") which is attached.

        In the Rights Offering, the Company is offering shares of its Common Stock (the "Underlying Shares"), as described in the Prospectus.

        The Rights will expire, if not exercised, at 5:00 p.m., Eastern Time, on [                        ], 2004 (the "Expiration Time"). The Company may, in its sole discretion, terminate the Rights Offering at any time prior to the Expiration Time.

        As described in the accompanying Prospectus, for each five shares of our common stock you own as of the record date, you will receive one Right. Each Right will entitle the beneficial owner of shares of Common Stock registered in your name or the name of your nominee to subscribe for one share of the Common Stock (the "Basic Subscription Right") at a subscription price of [$            ] per share (the "Subscription Price").

        In addition, each rightsholder who exercises his or her Basic Subscription Right in full will be eligible to subscribe (the "Oversubscription Right") at the Subscription Price for shares of Common Stock that are not otherwise purchased pursuant to the exercise of Rights under the Basic Subscription Right (the "Excess Shares"), subject to availability and pro ration as described below.

        Each rightsholder may exercise his or her Oversubscription Right only if he or she exercised his or her Basic Subscription Right in full and all other holders of subscription Rights do not exercise their Basic Subscription Rights in full. If not all shares are subscribed for by the exercise of Basic Subscription Rights, then the following procedures will apply for the Oversubscription Rights. If the total number of shares subscribed for upon the exercise of oversubscription rights by all oversubscribing rightsholders is less than or equal to the total number of shares remaining available under the Rights Offering, then all oversubscribing rightsholders would receive the full number of shares for which they oversubscribed. If the total number of shares subscribed for upon the exercise of Oversubscription Rights by all oversubscribing rightsholders is greater than the total number of shares remaining available under the Rights Offering, then the number of shares oversubscribing rightsholders would receive is subject to proration. We will allocate the remaining shares of our common stock pro rata, after eliminating all fractional shares, among those oversubscribing rightsholders. "Pro rata" means in proportion to the number of shares of Common Stock subscribed for upon the exercise of basic subscription rights by each oversubscribing rightsholder compared to the total number of shares of Common Stock subscribed for upon the exercise of Basic Subscription Rights by all oversubscribing rightsholders prior to the Expiration Time. In the event that such pro rata calculation would result in fractional shares for one or more oversubscribing rightsholder, we will round down to the nearest whole share number the number of shares available to such oversubscribing rightsholders.

        The Rights will not be evidenced by a certificate and will be null and void and cease to have value at the Expiration Time.

        We are asking persons who hold shares of Common Stock beneficially and who have received the Rights distributable with respect to those shares through a broker, dealer, commercial bank, trust company, or other nominee, as well as persons who hold certificates of the Company's capital stock directly and prefer to have such institutions effect transactions relating to the Rights on their behalf, to contact the appropriate institution or nominee and request it to effect the transactions for them.

        If you exercise the Oversubscription Right on behalf of beneficial owners of the Rights, you will be required to certify to the Subscription Agent and the Company, in connection with the exercise of the Oversubscription Right, as to the aggregate number of Rights that have been exercised pursuant to the Basic Subscription Right, whether the Basic Subscription Right of each beneficial owner of Rights on whose behalf you are acting has been exercised in full, and the number of shares of Common Stock being subscribed for pursuant to the Oversubscription Right by each beneficial owner of Rights on whose behalf you are acting.

        All commissions, fees, and other expenses (including brokerage commissions and transfer taxes), other than fees and expenses of the Subscription Agent, incurred in connection with the exercise of the Rights will be for the account of the holder of the Rights, and none of such commissions, fees or expenses will be paid by the Company, or the Subscription Agent.

        Enclosed are copies of the following documents:

  1.
  Prospectus;

  2.
  Instructions for Use of Todhunter Subscription Rights Exercise Notice;

  3.
  A form of letter which may be sent to your clients for whose accounts you hold shares of common stock registered in your name or the name of your nominee, with an attached form of instruction;

  4.
  Notice of Guaranteed Delivery for Subscription Rights Exercise Notice;

  5.
  Nominee Holder Certification; and

  6.
  A return envelope addressed to Continental Stock Transfer & Trust Company, the Subscription Agent.

        Your prompt action is requested. To exercise Rights, you should deliver the properly completed and signed Subscription Rights Exercise Notice, with payment of the Subscription Price in full for each share of Common Stock subscribed for, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Subscription Rights Exercise Notice with payment of the Subscription Price, including final clearance of any checks, prior to the Expiration Time.

        A rightsholder cannot revoke the exercise of its Rights. Rights not exercised prior to the Expiration Time will expire.

        Additional copies of the enclosed materials may be obtained from Ezra Shashoua, our Executive Vice President and Chief Financial Officer, at 561-665-8977.

Very truly yours,

TODHUNTER INTERNATIONAL, INC.

Nothing in this letter or in the enclosed documents shall render you or any person as an agent of Todhunter International, Inc. or the Subscription Agent, or any other person making or deemed to be making offers of the securities issuable upon valid exercise of the Rights, or authorize you or any other person to make any statements on behalf of any of them with respect to the offering except for statements expressly made in the Prospectus.

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TODHUNTER INTERNATIONAL, INC. SHARES OF COMMON STOCK OFFERED PURSUANT TO RIGHTS DISTRIBUTED TO HOLDERS OF RECORD OF COMMON STOCK OF TODHUNTER INTERNATIONAL, INC. [ ], 2004